THE UNITED STATES BANKRUPTCY COURT FOR THE SOUTHERN DISTRICT OF FLORIDA APPROVED TELMEX's AGREEMENT TO ACQUIRE SUBSTANTIALLY ALL OF THE ASSETS OF AT&T LATIN AMERICA CORP.

Mexico City, November 3, 2003 - Telefonos de Mexico, S.A. de C.V. ("Telmex") (BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, LATIBEX: XTMXL) today announced that the United States Bankruptcy Court for the Southern District of Florida approved the purchase agreement, dated October 23, 2003, as amended, between Telmex and AT&T Latin America Corp., relating to the purchase by Telmex of substantially all of the assets of AT&T Latin America Corp.

"This acquisition is strategic for TELMEX since it allows us to have a growth platform in Latin America and take advantage of the synergies in voice, data and Internet services with Argentina, Brazil, Colombia, Chile, Peru and our operations in Mexico.

Latin America is an area with great potential for the development of the telecommunications industry that is key for any modern economy. For this reason, our company is initiating a network integration in order to serve the different customers in the region, offering them telecommunications services with the quality and support that they need.

We have the experience, the financial resources, the talent and dedication of our employees that can place these companies in a leadership position that confirms our long-term commitment regarding the development of telecommunications in the region." said Jaime Chico Pardo, TELMEX CEO.

This transaction is subject to the compliance of several conditions and regulatory approvals and it is expected that they conclude during the first quarter of 2004.

Telmex is the leading telecommunications company in Mexico with 15.4 million telephone lines in service, 2.2 million line equivalents for data transmission and 1.4 million Internet accounts. Telmex offers telecommunications services through a 74 thousand kilometer fiber optic digital network. Telmex and its subsidiaries offer a wide range of advanced telecommunications, data and video services, Internet access as well as integrated telecom solutions for corporate customers. More information about Telmex can be accessed on the Internet at Telmex's Website.